Via Edgar

August 2, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2010, Filed February 28, 2011
Form 10-Q for the Period Ended March 31, 2011, Filed May 10, 2011
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated July 27, 2011, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc., from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the above-referenced filings.

As discussed with the Staff on July 28, 2011, in order to gather the necessary information and to prepare our responses, we respectfully request an extension of time until September 15, 2011 to respond to the Staff’s comments.  In our Form 10-Q for the period ended June 30, 2011, we plan to address comments #1, 5, 6, 8, 9, 10, 11 and the second part of 13 from the Staff’s letter dated July 27, 2011.

Please feel free to call me (212-902-5675) if you have any questions or require further information.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)